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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*


                         GENZYME TRANSGENICS CORPORATION
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37246E 10 5
                          -----------------------------
                                 (CUSIP Number)


            DAVID J. MCLACHLAN                        MAUREEN P. MANNING
            GENZYME CORPORATION                       PALMER & DODGE LLP
            ONE KENDALL SQUARE                        ONE BEACON STREET
            CAMBRIDGE, MA 02139                       BOSTON, MA 02108
            (617) 252-7500                            (617) 573-0100
- -------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 AUGUST 5, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -------------------------                                 --------------------
CUSIP NO.      37246310 5                                 PAGE  2  OF 11 PAGES
- -------------------------                                 --------------------


- -------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GENZYME CORPORATION
- -------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP            (a) / /
                                                                       (b) / /

- -------------------------------------------------------------------------------
   3     SEC USE ONLY


- -------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
- -------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) / /

- -------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         MASSACHUSETTS
- -------------------------------------------------------------------------------
    NUMBER OF SHARES         7     SOLE VOTING POWER
   BENEFICIALLY OWNED
    BY EACH REPORTING              7,573,365
                          -----------------------------------------------------
                             8     SHARED VOTING POWER

                          -----------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   7,573,365
                          -----------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

- -------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,573,365
- -------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* / /

- -------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

         45%
- -------------------------------------------------------------------------------
  14     TYPE OR REPORT PERSON*

         CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      Pursuant to Rule 13d-2(c), this Amendment No. 4 amends and restates the statement on Schedule 13D initially filed by Genzyme Corporation, a Massachusetts corporation ("Genzyme"), with the Securities and Exchange Commission (the "Commission") on July 19, 1993 and the statement on Schedule 13G filed with the Commission on October 6, 1994, each as thereafter amended by Amendment No. 1 on Schedule 13D filed with the Commission on February 21, 1995, Amendment No. 2 on Schedule 13D filed with the Commission on June 21, 1995 and Amendment No. 3 on Schedule 13D filed with the Commission on August 2, 1995 (as so amended, the "Schedule 13D").

ITEM 1.     SECURITY AND ISSUER.

      This statement relates to the Common Stock, $0.01 par value ("Common Stock"), of Genzyme Transgenics Corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Mountain Road, Framingham, Massachusetts 01701.

ITEM 2.     IDENTITY AND BACKGROUND.

      Genzyme is a publicly-held, diversified human health care products company with its principal place of business located at One Kendall Square, Cambridge, Massachusetts 02139.

      Set forth as Exhibit 1 to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme: (i) name, (ii) business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship.

      During the last five years, neither Genzyme nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      For each acquisition of Common Stock described herein, the source of funds was Genzyme's working capital. The method of each acquisition is described in
Item 4.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Issuer was incorporated in February 1993. In May 1993, Genzyme transferred to the Issuer certain assets and liabilities and entered into certain agreements with the Issuer relating to Genzyme's transgenics business in exchange for 4,000,000 shares of the Issuer's Common Stock, which constituted all of the Issuer's then outstanding capital stock. In July 1993, the Issuer completed an initial public offering of 1,500,000 shares of Common Stock, reducing Genzyme's ownership to approximately 73%.

      As previously reported, Genzyme's ownership was further reduced to 40.5% as a result of the issuance of 4,367,601 shares of Common Stock by the Issuer on September 30, 1994.

      Also as previously reported, on February 7, 1995, Genzyme acquired 500,000 additional shares of Common Stock upon exercise by the Issuer of its rights under a Common Stock Put Agreement dated July 8, 1993. Such acquisition increased Genzyme's interest in the Issuer to 43.3%.

      Also as previously reported, Genzyme extended a revolving line of credit of up to $6,300,000 to the Issuer. On June 8, 1995, pursuant to a Common Stock Purchase Agreement, Genzyme cancelled $3,999,999 of indebtedness under such agreement and the Issuer's Promissory Note thereunder in exchange for 1,333,333 shares of the Issuer's Common Stock, thereby increasing Genzyme's interest in the Issuer to 49.0%.

      Also as previously reported, on July 3, 1995, the Issuer acquired all of the outstanding capital stock of BioDevelopment Laboratories, Inc. ("BDL"). In connection with the acquisition of BDL, Genzyme entered into a Securities Exchange Agreement with the Issuer, pursuant to which Genzyme acquired 475,467 of the 1,207,088 shares of common stock issued by the Issuer to the stockholders of BDL in exchange for 33,945 shares of Genzyme General Stock. As a result, Genzyme's interest in the Issuer was reduced to 48.2%.

      Also as previously reported, on July 3, 1995, Genzyme acquired a warrant to purchase 145,000 shares of the Issuer's Common Stock in exchange for its guaranty of the Issuer's obligations under a $7,500,000 revolving credit facility with a commercial bank. This warrant is exercisable from the date of issuance to July 2005 at a price of $2.84375, which price was calculated equal to the average closing price of the Issuer's Common Stock as reported on the Nasdaq National Market System over the ten-day trading period immediately preceding issuance of the warrant.

      On March 29, 1996, the Issuer and Genzyme entered into a Convertible Debt and Development Funding Agreement which was subsequently amended as of May 3, 1996 (the "Convertible Debt Agreement"). The Convertible Debt Agreement provided for the borrowing by the Issuer of up to $10,000,000 from Genzyme on a revolving credit basis. The borrowings were convertible into Common Stock at Genzyme's option at any time, and at the Issuer's option once each fiscal quarter to the extent necessary, in the reasonable judgment of the Issuer, to cause the Issuer's tangible net worth as determined at the end of such fiscal quarter to be not less than $4,000,000 nor more than $4,200,000. In either case, the conversion price was equal to the average closing price of the Issuer's Common Stock over the twenty trading day period ending two days prior to the date of conversion.

      On March 29, 1996, the Issuer exercised its option to convert $150,000 of outstanding indebtedness under the Convertible Debt Agreement into 26,244 shares of Common Stock at a price of $5.715 per share. On June 30, 1996, the Issuer exercised its option to convert and additional $1,523,000 of indebtedness into 193,321 shares at a price of $7.878 per share. Following completion of the public offering described in the next paragraph, the line of credit under the Convertible Debt Agreement will be terminated and all outstanding indebtedness under such agreement (approximately $1.4 million) will be repaid.

      On August 5, 1996, the Issuer completed an underwritten public offering of 3,000,000 shares of its Common Stock. Genzyme purchased 900,000 shares from the underwriters of such offering at the public offering price of $4.00 per share. Upon completion of the public offering, Genzyme owns beneficially 45% of the Issuer's outstanding Common Stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      As a result of the transactions described in Item 4, Genzyme beneficially owns 7,573,365 shares of the Issuer's Common Stock (including shares issuable upon exercise of the warrant described in Item 4), representing 45% of the outstanding shares of Common Stock of the Issuer as of June 30, 1996. Pursuant to a resolution adopted by Genzyme's Board of Directors on March 14, 1996, each of the President, the Senior Vice President, Finance and the Senior Vice President and General Counsel of Genzyme is authorized to vote all shares of the Issuer's Common Stock owned by Genzyme.

      The following table and footnotes set forth certain information regarding the beneficial ownership of the Issuer's Common Stock by directors and executive officers of Genzyme as of June 30, 1996:

                                                   Shares of Common Stock
      Beneficial Owner                             Beneficially Owned (1)
      ----------------                             ----------------------
                                                    Shares       Percent
                                                    ------       -------

Henri A. Termeer...............................  7,590,865(2)      45
Henry E. Blair.................................      7,000(3)       *
Alan E. Smith..................................      8,000(4)       *
Gregory D. Phelps..............................      4,000(4)       *

- ----------

* Indicates less than 1%.


   (1) Unless otherwise indicated in these footnotes, each stockholder has sole voting and investment power with respect to the shares listed in the table.

   (2) Includes (i) 8,000 shares subject to stock options currently exercisable or exercisable within the 60 day period following June 30, 1996 and (ii) 7,573,365 shares owned by Genzyme, as to which Mr. Termeer disclaims beneficial ownership.

   (3) Includes 6,000 shares subject to stock options currently exercisable or exercisable within the 60-day period following June 30, 1996.

   (4) Represents shares subject to stock options currently exercisable or exercisable within the 60-day period following June 30, 1996.

      Other than the pursuant to the transactions described in Item 4, neither Genzyme nor any director or executive officer of Genzyme has acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Pursuant to a resolution adopted by Genzyme's Board of Directors on March 14, 1996, each of the President, the Senior Vice President, Finance and the Senior Vice President and General Counsel of Genzyme is authorized to vote all shares of the Issuer's Common Stock owned by Genzyme. Genzyme also has registration rights with respect to its shares of the Issuer's Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1:  Directors and Executive Officers of Genzyme.

      Exhibit 2: Warrant to purchase Common Stock, dated July 3, 1995. Filed August 2, 1995 as Exhibit 3 to Amendment No. 3 to this
                  Schedule 13D and incorporated herein by reference.

      Exhibit 3: Convertible Debt and Development Funding Agreement dated as of March 29, 1996. Filed as Exhibit 10.31 to the Issuer's annual report on Form 10-K for the year ended December 31, 1995 (File No. 0-21794) and incorporated herein by reference.

      Exhibit 4: First Amendment to Convertible Debt and Development Funding Agreement, dated as of May 3, 1996. Filed as Exhibit 10.31.2 to the Issuer's registration statement on Form S-1 (File No. 333-05843) filed June 12, 1996 and incorporated herein by reference.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: August 6, 1996                GENZYME CORPORATION



                                    By: /s/ David J. McLachlan
                                        -------------------------------------
                                          David J. McLachlan
                                          Senior Vice President, Finance and
                                          Chief Financial Officer

                                  EXHIBIT INDEX

                                                                          PAGE
                                                                          ----

Exhibit 1   Directors and Executive Officers of Genzyme.                     9

Exhibit 2:  Warrant to purchase Common Stock, dated July 3, 1995. Filed
            August 2, 1995 as Exhibit 3 to Amendment No. 3 to this Schedule 13D and incorporated herein by reference.

Exhibit 3: Convertible Debt and Development Funding Agreement, dated as of March 29, 1996. Filed as Exhibit 10.31 to the Issuer's annual report on Form 10-K for the year ended December 31, 1995 (File No. 0-21794) and incorporated herein by reference.

Exhibit 4: First Amendment to Convertible Debt and Development Funding Agreement, dated as of May 3, 1996. Filed as Exhibit 10.31.2 to the Issuer's registration statement on Form S-1 (File No. 333-05843) filed June 12, 1996 and incorporated herein by reference.













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